U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

E.R.C. ENERGY RECOVERY CORPORATION

(Name of Small Business Issuer as specified in its charter)

DELAWARE	22-2301634
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

3884 East North Little Cottonwood Rd

Salt Lake City, Utah  84092

(Address of Principal Executive Office)

Issuer’s telephone number, including area code: (801) 580-4555

Securities registered pursuant to Section 12(b) of the Act:   None

Name of each exchange on which registered:                            None

Securities registered pursuant to Section 12(g) of the Act:

$0.001 par value common stock

Title of Class

TABLE OF CONTENTS

PART I 3

Item 1. Description of Business. 3

Item 2.  Management’s Discussion and Analysis or Plan of Operation. 16

Item 3.  Description of Property. 17

Item 4.  Security Ownership of Certain Beneficial Owners and Management. 17

Item 5.  Directors and Executive Officer, Promoters and Control Persons. 18

Item 6.  Executive Compensation. 19

Item 7.  Certain Relationships and Related Transactions. 20

Item 8.  Description of Securities. 21

PART II 21

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.  21

Item 2.  Legal Proceedings. 22

Item 3.  Changes in and Disagreements with Accountants. 23

Item 4.  Recent Sales of Unregistered Securities. 23

Item 5.  Indemnification of Directors and Officers. 25

PART F/S 25

PART III 48

Item 1.   Index to Exhibits. 48

Item 2.   Description of Exhibits. 48

SIGNATURES 48

PART I

Item 1. Description of Business.

Business Development

Organization and Other Corporate Devclopments

E.R.C. Energy Recovery Corporation (“ERC” our “Company,” “we,” “us,” and “our” or words of similar import) was organized pursuant to the laws of the State of Delaware on April 19, 1979, under the name “Energy Recovery Corporation,” with an authorized capital of $100,000 divided into 10,000,000 shares of common stock, par value $0.01 per share.  We were formed for the primary purpose of providing accounting, personnel recruiting and general business consulting.

Following our organization, we:

• changed our name to “E.R.C. Energy Recovery Corporation,” effective , 1979.

• authorized the issuance of 2,000,000 shares of preferred stock, $0.01 par value, effective June 16, 1982;

• established a series of preferred stock, which was designated “Series A Cumulative Convertible Voting Preferred Stock,” effective June 28, 1983;

• increased our authorized common stock from 10,000,000 shares to 50,000,000 shares and decreased the par value of our common stock from $0.01 to $0.001 per share, with appropriate adjustments in our capital accounts and with our authorized preferred stock remaining at 2,000,000 shares with a par value of $0.01 per share, and effected a one for 400 reverse split of our outstanding common stock, while rounding all fractions up to the nearest whole share, effective July 18, 1997;

• effected a recapitalization consisting of a one for 150 reverse split of our outstanding common stock, while rounding all fractions up to the nearest whole share, and declared a 100 for one dividend (the “Recapitalization”), effective November 15, 2007; and

• amended and restated our Certificate of Incorporation to increase our authorized capital to 110,000,000 shares, divided into 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock, effective November 15, 2007.

All of the foregoing adjustments to our capital stock have been taken into account in all computations herein.

The principal changes to our Certificate of Incorporation made in our Amended and Restated Certificate of Incorporation were: (i) the increase in our authorized capital to 110,000,000 shares, divided into 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock, thereby eliminating the general rights, privileges and preferences of the previously authorized 2,000,000 shares of $0.01 par value preferred stock in the former Article 4; and eliminated the 1,250,000 of those shares of preferred stock that were designated as Series A Cumulative Convertible Preferred Stock in the former Article 7 (none of these shares of preferred stock were ever issued); (ii) allowed the Board of Directors to change our name to any name that conforms with any business or industry that the Board of Directors determines that we should engage in or which conforms with the name or names of any properties, businesses or companies acquired by us in a new Article VI; (iii) provided in a new Article VIII that no contract or transaction with us in which any director or executive officer has a financial interest shall be void or voidable solely because of that interest if the fact of such relationship or interest is disclosed to the Board of Directors and the contract or transaction is fair and reasonable to us; (iv) granted customary indemnification of directors, officers, agents and others to the full extent allowable under the General Corporation Law of Delaware in a new Article IX; and allowed the Board of Directors to effect recapitalizations in the form of forward and reverse splits without the consent of shareholders in a new Article X.  The provisions of Articles  VI through X, inclusive, were added to our Certificate of Incorporation pursuant to Section 102(b)(1) of the General Corporation Law of Delaware; they represent provisions that are consistent with the management of our business and the conduct of our affairs; and they are consistent with and do not involve matters contrary to public policy.

A copy of our initial Certificate of Incorporation, as amended, is being filed and incorporated herein by reference, as

Exhibit 3.1; and copies of our Amended and Restated Certificate of Incorporation and our current Bylaws are also being filed and incorporated herein by reference, as Exhibits 3.2 and 3.3.  See Part III, Items 1 and 2.

Initial Public Offering

On October 24, 1979, we filed a Form 1-A Notification with the Securities and Exchange Commission (the “SEC”) under Regulation A promulgated by the SEC under Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”).

Voluntary Filing of Registration Statement

We are voluntarily filing this Registration Statement so that we can become a “reporting issuer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  That will allow us to seek to attempt to have our common stock publicly quoted on the OTC Bulletin Board of Financial Industry Regulatory Authority (“FINRA”) or some other nationally recognized medium like the Pink Sheets.  We cannot ensure that we will be successful in obtaining quotations of our common stock on the OTC Bulletin Board, the Pink Sheets or any other nationally recognized medium.  Our management believes that being a reporting issuer will facilitate our ability to obtain public quotations for our common stock.  Presently, FINRA requires companies seeking quotations on the OTC Bulletin Board to be reporting issuers, and management also believes that in the present corporate regulatory climate, being a reporting issuer will soon become a requirement for every nationally recognized medium on which securities of public companies are publicly traded.  The information required to be filed by us with the SEC as a reporting issuer may also provide us with some credibility when seeking to acquire businesses or other acquisition opportunities in the future.  There is currently no public market for our shares of common stock.

Issuers Involved in Bankruptcy Proceedings During the Past Five Years

We have not been involved in a bankruptcy or similar proceedings since our inception.

Additional Information

You may read and copy any reports, statements or other information that we have filed at the SEC’s public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1- 202-551-8090 for further information on this or other Public Reference Rooms.  Our SEC reports, registration statements and other information filed will also be available on the Internet on the SEC’s website at www.sec.gov, and from commercial document retrieval services, such as Corporation Service Company, whose telephone number is 1-800-222-2122.

Business

We were originally organized for the primary purpose of providing accounting, personnel recruiting and general business consulting.  These business operations proved unsuccessful and were ceased in 1989.  Since that time, we have not conducted any business operations.

Our plan of operation for the next 12 months is to:(i) consider guidelines of industries in which we may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a “going concern” that is engaged in any industry selected.  Accordingly, we are deemed to be a “blank check” or “shell company,” as defined in SEC Rule 405 promulgated under the Securities Act and SEC Rule 12b-2 promulgated under the Exchange Act.

When and if we will select either an industry or business in which to engage in or with which to complete an acquisition with, is presently unknown, and will depend upon many factors, including but not limited to, those that are outlined below.

We are not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future. In our present form, we may be deemed to be a vehicle to acquire or merge with a business or company.  Regardless, the commencement of any business opportunity will be preceded by the consideration and adoption of a business plan by our Board of Directors.  We do not intend to restrict our search for business opportunities to any particular business or industry, and the areas in which we will seek out business opportunities or acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others.  We recognize that the number of suitable potential business ventures that may be available to us will be extremely limited, and may be restricted, as to acquisitions, reorganizations and mergers, to entities who desire to avoid what such entities may deem to be the adverse factors related to an initial public offering (“IPO”) as a method of going public.  The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, state limitations on the amount of dilution to public investors in comparison to the shareholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations and federal and state agencies that implement such laws, rules and regulations.  Amendments to Form 8-K by the SEC regarding shell companies and transactions with shell companies that require the filing of all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements, within four business days of the closing of any such transaction, may eliminate many of the perceived advantages of these types of going public transactions.  These types of transactions are customarily referred to as “reverse” reorganizations or mergers in which the acquired company’s shareholders become controlling shareholders in the acquiring company and the acquiring company becomes the successor to the business operations of the acquired company.  These new regulations also deny the use of Form S-8 for the registration of securities of a shell company, and limit the use of this Form to a reorganized shell company until the expiration of 60 days from when any such entity is no longer considered to be a shell company.  This prohibition could further restrict opportunities for us to acquire companies that may already have stock option plans in place that cover numerous employees.  In such an instance, there may be no exemption from registration for the issuance of securities in any business combination to these employees, thereby necessitating the filing of a registration statement with the SEC to complete any such reorganization, and incurring the time and expense costs that are normally avoided by reverse reorganizations or mergers.  Recent proposed amendments to Rule 144, announced by the SEC on December 6, 2007, codify the SEC’s prior position limiting the tradeability of certain securities of shell companies and further limit the tradeability of additional securities of shell companies; these proposals, once they become effective, will restrict the availability of opportunities for us to acquire any business or enterprise that wants to utilize us as a means of going public.  See the heading “Restrictions on Sales of Certain “Restricted Securities,” of the caption “Recent Sales of Unregistered Securities,” Part II, Item 4.

Any of these types of transactions, regardless of the particular prospect, would require us to issue a substantial number of shares of our common stock that could amount to as much as 95% or more of our outstanding voting securities following the completion of any such transaction; accordingly, investments in any such private enterprise, if available, would be much more favorable than any investment in us.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success.  These may include, but will not be limited to, as applicable, an analysis of the quality of the particular business or entity’s management and personnel; the anticipated acceptability of any new products or marketing concepts that any such business or company may have; the merits of any such business’ or company’s technological changes; the present financial condition, projected growth potential and available technical, financial and managerial resources of any such business or company; working capital, history of operations and future prospects; the nature of present and expected competition; the quality and experience of any such business’ or company’s management services and the depth of management; the business’ or the company’s potential for further research, development or exploration; risk factors specifically related to the business’ or company’s operations; the potential for growth, expansion and profit of the business or  company; the perceived public recognition or acceptance of the company’s or the business’ products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately quantify or analyze, let alone describe or identify, without referring to specific objective criteria of an identified business or company.

Furthermore, the results of operations of any specific business or company may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors.  Also, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness, or the abilities of its management or its business objectives.  Additionally, a firm market for any such business’ or company’s products or services may yet need to be established, and with no past track record, the profitability of any such enterprise will be unproven, and cannot be predicted with any certainty.

Our management will attempt to meet personally with management and key personnel of any business or company providing a potential business opportunity afforded to us, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of our management, and the lack of available funds for these purposes, these activities may be limited.  See the heading “Business Experience,” Part I, Item 5.

We are unable to predict the time as to when, and if we may actually participate in any specific business endeavor.  We anticipate that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal shareholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals.  In certain cases, we may agree to pay a finder’s fee or to otherwise compensate the persons who submit a potential business endeavor in which we eventually participate.  Such persons may include our directors, executive officers and beneficial owners of our securities or their associates.  In that event, such fees may become a factor in negotiations regarding any potential venture and, accordingly, may present a conflict of interest for such individuals.  Management does not presently intend to acquire or merge with any business enterprise in which any management member has a prior ownership interest.

Our directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

Although we currently have no plans to do so, depending on the nature and extent of services rendered, we may compensate members of our management in the future for services that they may perform for us.  Because we currently have extremely limited resources, and because we are unlikely to have any significant resources until we have determined a business or enterprise to engage in or have completed a reorganization, merger or acquisition, management expects that any such compensation would take the form of an issuance of our common stock to these persons; this would have the effect of further diluting the holdings of our other shareholders.  There are presently no preliminary agreements or understandings between us and members of management respecting such compensation.  Any shares issued to members of our management, persons who may be deemed to be our “promoters” or “founders,” or our “affiliates,” could be required to be resold under an effective registration statement filed with the SEC in accordance with the so-called Wulff letter (the “Wulff Letter”) that is fully discussed under Part II, Item 4, under the heading “Restrictions on Sales of Certain “Restricted Securities,” along with the SEC’s proposed amendments to Rule 144, and all of which we believe will be liberally construed to promote the purposes as discussed therein.  Recent proposed amendments to Rule 144, announced by the SEC on December 6, 2007, that codify the SEC’s prior position enunciated in the Wulff Letter further limit the tradeability of these and other securities of shell companies for at least 12 months as also discussed under that caption. These provisions could further inhibit our ability to complete the acquisition of any business or complete any merger or reorganization with another entity, where finder’s or others who may be subject to the interpretations of the Wulff Letter refuse to provide us with any introductions or to close any such transactions unless they are paid requested fees in cash or unless we agree to file a registration statement with the SEC that includes any shares that are issued to them at no cost to them.  These expenses could limit potential acquisition candidates, especially those in need of cash resources, and could affect the number of shares that our shareholders retain following any such transaction, by reason of the increased expense.

Substantial fees are also often paid in connection with the completion of all types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $600,000 or more.  These fees are usually divided among promoters or founders or finders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal shareholders as consideration for their agreement to retire a portion of our shares of common stock owned by them.  Management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed reorganization, merger or acquisition.  It is not anticipated that any such opportunity will be afforded to other shareholders or that such other shareholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction.  In the event that any such fees are paid, they may become a factor in negotiations regarding any potential acquisition or merger by us and, accordingly, may also present a conflict of interest for such individuals.  We have no present arrangements or understandings respecting any of these types of fees or opportunities.  Any of these types of fees that are paid in shares of our common stock could also be subject to the SEC’s interpretations of the Wulff Letter and those contained in the new proposed amendments to Rule 144.

All of our shares of common stock that are beneficially owned by our current directors and executive officers, David C. Merrell and Michael C. Brown, are the subject of a Registration Agreement that we believe conforms with the SEC’s interpretations in the Wulff Letter and grants these persons “piggy-back” registration rights; Messrs. Merrell and Brown have each executed and delivered a copy of this Registration Agreement to us.  See Part II, Item 4, under the heading “Restrictions on Sales of Certain Restricted Securities,” and Part III, Items 1 and 2, specifically, Exhibit 99.1.

None of our directors, executive officers, founders or their affiliates or associates has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization, merger or other business opportunity for us; nor are there any similar arrangements with us.

Competitive Business Conditions and the Small Business Issuer Competitive Position in the Industry and Methods of Competition

There are numerous shell companies available for use in reverse reorganizations or mergers, each of which will be a competitor of ours.

Need for any Governmental Approval of Principal Products or Services

Because we currently produce no products or services, we are not presently subject to any governmental regulation in this regard, except applicable securities laws, rules and regulations, as outlined above or under the heading “Effect of Existing or Probable Governmental Regulations on the Business,” immediately below, and under the caption “Risk Factors” of this Item below; however, in the event that we engage in any business endeavor or complete any reorganization, merger or acquisition transaction with an entity that engages in governed activities, we will become subject to all governmental approval requirements to which the business or the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on the Business

If and when this Registration Statement becomes effective, we will be subject to the following regulations of the SEC and applicable securities laws, rules and regulations:

Small Business Issuer

The integrated disclosure system for small business issuers adopted by the SEC in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a “Small Business Issuer,” defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer’s outstanding securities held by non-affiliates) of $25 million or more.  We are currently deemed to be a “small business issuer.”  The SEC has proposed doing away with Regulation SB that governs small business issuer filings with the SEC.  We do not believe that changing the rules and regulations under which small business issuers file reports and registration statements with the SEC will have any material adverse effect on us, but these changes may initially require us to expend additional costs and expenses to comply with any new rules and regulations adopted.

The SEC, state securities commissions and NASAA have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.  The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for blank check or shell companies like us, and may make the use of these companies obsolete.   Further, most of these laws, rules and regulations are not available to shell companies.

Sarbanes/Oxley Act

We will also become subject to the Sarbanes-Oxley Act of 2002.  The Sarbanes/Oxley Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies that are reporting issuers under the Exchange Act and strengthens auditor independence.  It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members’ appointment, evaluation of internal controls and accounting oversight, and compensation and oversight of the work of public companies’ auditors; prohibits certain insider trading during pension fund blackout periods; and establishes a federal crime of securities fraud, among other provisions.

Exchange Act Reporting Requirements

Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the SEC regarding proxy solicitations, as outlined in the SEC’s Regulation 14A.  Matters submitted to our shareholders at special or annual meetings thereof or pursuant to a written consent will require us to provide our shareholders with the information outlined in Schedules 14A or 14C (an information statement that is used when proxies are not solicited) of Regulation 14; preliminary copies of this information must be submitted to the SEC at least 10 days prior to the date that definitive copies of this information are forwarded to our shareholders.

We are also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the SEC on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

Form 8-K also provides that in the event of any reorganization, merger or acquisition that will result in us no longer being deemed to be a blank check or shell company, that we will be required to include all information about the acquired company in a 8-K Current Report to be filed with the SEC within four business days of any such event as would have been required to have been filed with the SEC had the combined entity first filed a Form 10 or Form 10-SB Registration Statement with the SEC.

If we are acquired by a non-reporting issuer under the Exchange Act, we will be subject to the “back-door registration” requirements of the SEC that will require us to file a Current Report on Form 8-K12G3 that will include all information about any such non-reporting issuer as would have been required to have been filed by that entity had it filed a Form 10 or Form 10-SB Registration Statement with the SEC.

We are also prohibited from utilizing Form S-8 for the registration of our securities that may be issued under any written compensation plan or agreement until we have not been a shell company for at least 60 days.

Research and Development Costs During the Last Two Fiscal Years

None; not applicable.

Cost and Effects of Compliance with Environmental Laws

None; not applicable.  However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by us as an acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to us for acquisition, reorganization or merger.

Number of Total Employees and Number of Full Time Employees

None; not applicable.

Additional Information

You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may also find this Registration and all reports that we  file electronically with the SEC at their Internet site www.sec.gov.  Please call the SEC at 1-202-551-8090 for further information on this or other Public Reference Rooms.  This Registration Statement, and our SEC reports or other registration statements, once filed, will also be available from commercial document retrieval services, such as Corporation Service Company, whose telephone number is 1-800-222-2122.

Risk Factors

In our planned business, there are substantial risks specific to any particular enterprise that may be acquired that cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, our present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below, among others that cannot now be determined

We have no assets or sources of revenue.

We have no assets and have had no profitable operations since inception.  We will not receive revenues until we select an industry in which to commence business or complete an acquisition, reorganization or merger, at the earliest.  We can provide no assurance that any selected or acquired business will produce any material revenues for us or our shareholders or that any such enterprise will operate on a profitable basis.

We are deemed to be a blank check or shell company until we adopt a business plan and commence principal significant operations.

The limited business operations of ours, as now contemplated, involve those of a blank check or shell company.  The only activities to be conducted by us are to manage our current limited assets and corporate standing and to seek out and investigate the commencement or the acquisition of any viable business opportunity by purchase and exchange for our securities or pursuant to a reorganization, merger or acquisition through which our securities will be issued or exchanged.

We have total discretion to use funds that we privately raise by the sale of our securities; however, we are subject to securities laws, rules and regulations regarding any discretionary use of proceeds in the event that we publicly offer our securities while we are a blank check or shell company.

Because we are not currently engaged in any substantive business activities, as well as management’s broad discretion with respect to selecting a business or industry for commencement of operations or completing an acquisition of assets, property or a business, we are deemed to be a blank check or shell company.  Although management intends to apply any proceeds that we may receive through the private issuance of our common stock or debt securities to a suitable business enterprise, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose.  We can provide no assurance that any use or allocation of such proceeds will allow us to achieve our business objectives.  We will comply with Rule 419 of Regulation C of the SEC if we issue our common stock or debt securities in a public offering, by depositing proceeds promptly into an escrow account or trust account that provides that the funds would not be released until we provide the securities purchasers with information regarding any business combination in which we may engage, and we also receive in writing a confirmation regarding any securities purchaser’s desire to continue his or her investment following receipt of all such information.  Recent proposed amendments to Rule 144, announced by the SEC on December 6, 2007, codify the SEC’s prior position limiting the tradeability of certain securities of shell companies and further limit the tradeability of additional securities of shell companies.

We are not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future, except the search for a business or an entity to acquire that may be beneficial to us and our shareholders.

When and if we will complete an acquisition is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us on terms acceptable to us.

We will seek out business opportunities.

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; we may also advertise our availability as a vehicle to bring a company to the public market through a “reverse” reorganization or merger, subject to the limitations on any such advertising that are included in the Securities Act, and the General Rules and Regulations of the SEC promulgated thereunder.

There is an absence of substantive disclosure in this Registration Statement relating to prospective acquisition businesses or candidates.

We have not yet identified any industry or assets, property or business that we may engage in or acquire; accordingly, potential investors in us will have virtually no substantive information upon which to base a decision of whether to acquire our securities.  Potential investors would have access to significantly more information if we had already identified a potential business acquisition or acquisition candidate, or if the acquisition candidate had previously made an offering of its securities directly to the public.  We can provide no assurance that any investment in us will not ultimately prove to be less favorable than any such a direct investment.

There is no specified industry or business in that we may invest, and therefore, there are numerous risks that cannot be determined.

To date, we have not identified any particular industry or business in which to concentrate our potential interests.  Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in any industry or business in which we may acquire.  To the extent that we may acquire a business in a high risk industry, we will become subject to those risks.  Similarly, if we acquire a financially unstable business or a business that is in the early stages of development, we will also become subject to the numerous risks to which those businesses are subject.  Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

There is no certainty about the structure of any potential reorganization, merger or acquisition.

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to engage in or acquire any specific business, assets or property.  Accordingly, it is unclear whether such an acquisition would take the form of a purchase with a funding requirement as a condition precedent to closing; or an exchange of capital stock under any reorganization, merger or an asset acquisition.  However, because we have no resources as of the date of this Registration Statement, management expects that any such transaction would take the form of an exchange of our capital stock, though often, there is a funding requirement where a private placement of securities of ours or the acquisition candidate is required to be sold to raise a certain amount of capital as a condition of closing.

Our financial statements contain an “auditor’s ‘going concern’ opinion.”

Our Independent Auditor’s Report issued in connection with our audited financial statements for the calendar years ended December 31, 2006 and 2005, expressed substantial doubt about our ability to continue as a going concern, due to our status as a start-up and our lack of profitable operations.  See the Index to Financial Statements, Part F/S of this Registration Statement, and Note 4 of our audited financial statements.

Customarily, there are losses associated with most startup companies.

We have not had a profitable operating history; and we cannot guarantee that we will become profitable.

Federal and state restrictions on blank check or shell companies will make it more difficult for us to complete any reorganization, merger or acquisition.

Federal Restrictions

Recent amendments to Form 8-K (2004) by the SEC regarding shell companies and transactions with shell companies require the filing of all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements, within four business days of the closing of any such transaction. These regulations also deny the use of Form S-8 for the registration of securities of a shell company, and limit the use of this Form to a reorganized shell company until the expiration of 60 days from when any such entity is no longer deemed to be a shell company.  This prohibition could further restrict opportunities for us to acquire companies that may already have stock option plans in place that cover numerous employees.  In such an instance, there may be no exemption from registration for the issuance of securities in any business combination to these employees, thereby necessitating the filing of a registration statement with the SEC to complete any such transaction, and incurring the time and expense costs normally avoided by reverse reorganizations or mergers.

The Wulff Letter, as discussed below under Part II, Item 4, under the heading “Restrictions on Sales of Certain Restricted Securities,” can restrict the free tradeability of certain shares issued to our promoters or founders or affiliates in any transaction with us to resales pursuant to an effective registration statement filed with the SEC.  We would expect the definition of these applicable persons to be liberally construed to promote the findings set out in the Wulff Letter.  Shares of our common stock that are owned by members of our management are subject to resale under a Registration Agreement that is discussed below under this heading.  Recent proposed amendments to Rule 144, announced by the SEC on December 6, 2007, codify the SEC’s prior position limiting the tradeability of certain securities of shell companies under the Wulff Letter and further limit the tradeability of additional securities of shell companies, that if and when adopted, could deny us any ability to complete any acquisition or merger beneficial to us.  The full effect of these proposed amendments to Rule 144 on shell company transactions cannot be assessed until they become effective and have been implemented by the SEC.

If we publicly offer any securities as a condition to the closing of any acquisition, merger or reorganization while we are a blank check or shell company, we will have to fully comply with Rule 419 of the SEC and deposit all funds in escrow pending advice about the proposed transaction to our shareholder fully disclosing all information required by Regulation 14 of the SEC and seeking the vote and agreement of investment of those shareholders to whom such securities were offered; if no response is received from these shareholders within 45 days thereafter or if any elect not to invest following advice about the proposed transaction, all funds held in escrow must be promptly returned to any such shareholder.  All securities issued in any such offering will likewise be deposited in escrow, pending satisfaction of the foregoing conditions.  The foregoing is only a brief summary of Rule 419.  We do not anticipate making any public offerings of our securities that would come within the context of an offering described in Rule 419.  Any sales of our securities may be subject to new regulations announced by the SEC on December 6, 2007, that would prohibit the use of Rule 144 in the resale of all such securities until at least one year after we are no longer considered to be a shell company and have filed an 8-K Current Report that contains all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements.

All of these laws, rules and regulations could severely restrict us from completing the acquisition of any business or any merger or reorganization for the following reasons, among others:

• The time and expense in complying with any of the foregoing could be prohibitive and eliminate the reasons for a reverse reorganization or merger.

• Management or others who own or are to receive shares that may be covered by the Wulff Letter or new amendments to Rule 144 may demand registration rights for these shares, and the acquisition candidate may refuse to grant them by reason of the time, cost and expense; or because the filing of any such registration statement may be    integrated with planned financing options that could prohibit or interfere with such options or such registration statement.

• Demands for cash in lieu of securities could be too high a cost of dilution to the transaction candidate, especially when taking into account the dilution that results from the shareholdings that are retained by our  shareholders.

• These costs and expenses, if agreed upon, would no doubt further dilute our shareholders, as any acquisition candidate may not be willing to leave as many shares with our shareholders in any such transaction.

• An acquisition candidate may demand that outstanding Wulff Letter shares or those subject to new Rule 144 restrictions be cancelled, and those persons holding these shares, which include our current directors and executive officers, could refuse to do so without just compensation.

• Finder’s and parties who may introduce acquisition candidates may unwilling to introduce any such candidates to us if shares to be issued to them came within the Wulff Letter or proposed Rule 144 interpretations regarding shell companies and no registration  rights were granted to them, which would restrict our ability to attract such potential candidates.

• Appear to limit resales of securities issued in reverse reorganizations, mergers or acquisitions, by providing a one year holding period from the filing of the Form 10 or Form 10-SB information required to be filed with the SEC within four days of the closing of any such transaction, thereby denying acquired companies’ shareholders the newly proposed six month holding period.

State Restrictions

A total of 36 states prohibit or substantially restrict the registration and sale of blank check or shell companies within their borders.  Additionally, 36 states use merit review powers to exclude securities offerings from within their borders in an effort to screen out offerings of highly dubious quality.  See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990.  We intend to comply fully with all state securities laws, and plan to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed.  However, while we have no substantive business operations and are deemed to a blank check or shell company, these legal restrictions may have a material adverse impact on our ability to raise capital because potential purchasers of our securities must be residents of states that permit the purchase of such securities.  These restrictions may also limit or prohibit shareholders from reselling shares of our common stock within the borders of regulating states.

By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of blank check or shell companies.  These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from “manual listing” registration exemptions for “secondary trading” privileges, like resales by shareholders, and outright prohibition of public offerings of such companies.

In most jurisdictions, blank check and shell companies are not eligible for participation in the Small Corporate Offering Registration (“SCOR”) program.  All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR.  States participating in the SCOR program also allow applications for registration of securities by qualification via filing of a Form U-7 with the states’ securities commissions.  Nevertheless, we do not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where we may be eligible for participation in SCOR, despite our status as a blank check or shell company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on our ability to register, offer and sell and/or to develop a secondary market for shares of our common stock in virtually every jurisdiction in the United States.  These restrictions should cease once and if we acquire a venture by acquisition, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature, and we are no longer considered to be a blank check or shell company.

Our management will devote insignificant time to our activities.

Members of our management are not required to devote any specific time to our affairs; and their present planned time commitments will amount to no more than one hour a week, until such time as we have identified a suitable acquisition candidate or determined to engage in a particular business or industry and have commenced such operations.

There is no market for our common stock.

We intend to submit for quotations of our common stock on the OTC Bulletin Board of FINRA before any selection of a business opportunity or prior to considering of any merger or acquisition transaction, and to seek a broker dealer to act as market maker for our securities (without the use of any consultant).  There is currently no market for our shares of common stock; there have been no discussions with any broker dealer or any other person in this regard; no market maker has been identified; and there can be no assurance that any broker dealer will agree to file a Form 211 for the OTC Bulletin Board for us or that in the event of such quotations be granted for our common stock, that any market for our common stock will ever develop or be maintained.  Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect.  In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations that have affected the market price of many small capital companies and that have often been unrelated to the operating performance of these companies.  These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of shares of our common stock in any market that may develop.  Sales of restricted securities under Rule 144 or sales of Wulff Letter shares pursuant to registration statements may also have an adverse effect on any market that may develop.  See Part II, Item 4.

The shares of our directors and executive officers are subject to resale under a Registration Agreement which is filed as Exhibit 99.1 to this Registration Statement.  Further, unless the SEC changes its current position as set forth in the Wulff Letter regarding resales of securities by promoters or founders and directors or executive officers of shell companies,  our directors and executive officers will not be able to sell their shares of our common stock under Rule 144 of the SEC or Section 4(1) of the Securities Act, which exempt “routine trading transactions” from the registration requirements of the Securities Act.  The proposed amendments announced by the SEC to Rule 144 on December 6, 2007, would prohibit the use of Rule 144 in the resale of all such securities until at least one year after we are no longer considered to be a shell company and have filed an 8-K Current Report that contains all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements.

Our common stock may be deemed to be “penny stock.”

Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1 of the SEC.  Penny stocks are stocks (i) with a price of less than $5 per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years); or $5,000,000 (if in continuous operation for less than three years); or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.   Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Rule 15g-9 of the SEC requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker dealer to (i) obtain from the investor information concerning his, her or its financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor, and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives.  Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

There has been no “established public market” for our common stock since inception.

At such time as we identify a business opportunity or complete a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange.  However, at least initially, any trading in our common stock will most likely be conducted on the OTC Bulletin Board or in the Pink Sheets.  Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

Item 2.  Management’s Discussion and Analysis or Plan of Operation.

Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words “may,” “would,” “could,” “should,” “expects,” “projects,” “anticipates,” “believes,” “estimates,” “plans,” “intends,” “targets” or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements.  Forward-looking statements speak only as of the date they are made.  We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Plan of Operation

Our plan of operation for the next 12 months is to:(i)consider guidelines of industries in which we may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a “going concern” engaged in any industry selected.

During the next 12 months, our only foreseeable cash requirements will relate to maintaining our good standing; the payment of our SEC reporting filing expenses, including associated legal and accounting fees; costs incident to reviewing or investigating any potential business venture; and maintaining our good standing as a corporation in our state of organization.  We anticipate that these funds will be provided to us in the form of loans from David C. Merrell, our current President.  There are no written agreements requiring Mr. Merrell to provide these cash resources; and to the extent funds are provided, such funds will bear no interest (though an interest expense of 10% has been imputed on funds advanced) and will be due on demand.  As of the date of this Registration Statement, we have not actively begun to seek any business or acquisition candidate.

Liquidity

We have no current cash resources.

Trends, Events or Uncertainties Affecting our Liquidity.

There are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on our short-term or long-term liquidity.

Equity Financing

We have not conducted and do not presently have any plans to conduct any equity offerings of our common stock.  It is anticipated that cash requirements for satisfying our reporting requirements under the Exchange Act, maintaining our corporate standing and other expenses, like considering potential acquisition transactions, will be provided to us in the form of loans from David C. Merrell, our current President.  There are no written agreements requiring Mr. Merrell to provide these cash resources; and to the extent they are provided, such funds will bear no interest and will be due on demand.

Debt Financing

Except as stated in the preceding paragraph about “Equity Financings,” we have not and do not presently plan to conduct any debt offerings of our securities.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements of any kind.

Item 3.  Description of Property.

We have no assets, property or business; our principal executive office address and telephone number are the office address and telephone number of David C. Merrell, who is a shareholder, our President and a director, and are provided at no cost.  We may impute a nominal expense for this service for accounting purposes.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

The following table sets forth the share holdings of those persons who own more than five percent of our common stock as of the date of this Registration Statement, respectively based upon 368,200 shares being outstanding:

Ownership of Principal Shareholders

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Anthony Aversa	18,500	5.0%
Common Stock	George R. Brigliadoro	18,700	5.1%
Common Stock	Michael Brown	16,700	4.5%
Common Stock	Leonard W. Burningham	18,400	5.0%
Common Stock	David C. Merrell	183,400	50.0%
Total		255,700	69.4%

Security Ownership of Management

The following table sets forth the share holdings of our directors and executive officers as of the date of this Registration Statement, respectively based upon 368,200 shares being outstanding:

Ownership of Officers and Directors

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Michael Brown	16,700	4.5%
Common Stock	David C. Merrell	183,400	50.0
Total (two persons)		200,100	54.5%

Changes in Control

There are no present arrangements or pledges of our securities which may result in a change in control of us.

Item 5.  Directors and Executive Officer, Promoters and Control Persons.

Identification of Directors and Executive Officers

The following table sets forth the names of all of our current directors and executive officers. These persons will serve until the next annual meeting of the shareholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name	Positions Held	Date of Election or Designation	Date of Termination or Resignation
David C. Merrell	President and Director	1996	*
Michael C. Brown	Secretary and Director	1995	*

* These persons presently serve in the capacities indicated.

Business Experience

David C. Merrell, Director and President. Mr. Merrell is 49 years of age, since 1989, he has been the owner of DCM Finance, a Salt Lake City based finance company which makes and brokers real estate loans.  Mr. Merrell received his Bachelor of Science degree in Economics from the University of Utah in 1981.

Michael C. Brown, Secretary and Director.  Mr. Brown is 49 years old.  Since 1993, he has been a manager of an

Albertson’s food store in Salt Lake City, Utah.  Mr. Brown has also been a food broker for Kahe Sales for the past four years.

Previous Blank Check Experience or Shell Company Experience

David C. Merrell

Name of Company	Date of filing	File Number	Status
Xstream Beverage Network, Inc. Resigned March 9, 2001	10/27/1999	033-30158-A	Current

Victory Energy Corp. Resigned April 14, 2003	1/12/2001	002-76219-NY	Current

Accesstel, Inc. Resigned December 16, 2003	1/03/2001	000-24459	Not Current

Integrated Healthcare Holdings Resigned November 18, 2003	12/16/1997	000-23511	Current

Advanced Cell Technology, Inc. Resigned January 31, 2005	5/14/2001 5/28/2003	333-60906 000-50295	Current

China Ruitai International Holdings Co, Ltd. Resigned September 18, 2006	9/14/2004	000-04494	Current

Michael C. Brown

Name of Company	Date of filing	File Number	Status
Southwest Casino Corp. Resigned July 22, 2004	5/22/2002	000-50572	Current

Neither David C. Merrell nor Michael C. Brown is currently officers or directors in any other reporting issuer.

Significant Employees

We do not employ any non-officers who are expected to make a significant contribution to its business.

Family Relationships

There are no family relationships between David C. Merrell and Michael C. Brown.

Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of ours:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by us for services rendered during the periods indicated:

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation ($) (h)	All Other Compensation ($) (i)	Total Earnings ($) (j)
David C. Merrell President, & Director	9/30/07 12/31/06 12/31/05	$ 0	$0	$0	$0	$0	$0	$0	$0
Michel C. Brown, Secretary & Director	9/30/07 12/31/06 12/31/05	$0	$0	$0	$0	$0	$0	$0	$0

Outstanding Equity Awards

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Vested Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
David C. Merrell	None	None	None	None	None	None	None	None	None
Michael C. Brown	None	None	None	None	None	None	None	None	None

Compensation of Directors

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David C. Merrell	None	None	None	None	None	None	None
Michael C. Brown	None	None	None	None	None	None	None

Item 7.  Certain Relationships and Related Transactions.

Except as stated below, there were no material transactions, or series of similar transactions, during our last fiscal year, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

One of our shareholders or entity related to that shareholder (David C. Merrell, our President and a director, dba Chiricahua Company), has paid expenses on our behalf. For the periods ended September 30, 2007, and 2006, these payments amounted to $5,360 and $3,661.  We have accounted for such payments as advances payable to the related party.  At September 30, 2007, a balance of $9,021 is owing to the related party.

We have imputed interest at 10% per annum on balances owing to related parties.  At September 30, 2007, the balance payable was $3,024.

Item 8.  Description of Securities.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share.  There are currently 368,200 shares of common voting stock issued and outstanding.  The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our shareholders.

Our shareholders have no pre-emptive rights to acquire additional shares of our common stock or other securities; nor shall our shareholders be entitled to vote cumulatively in the election of directors or for any other purpose.  Our common stock is not subject to redemption rights and carries no subscription or conversion rights.  All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Amended and Restated Certificate of Incorporation that are filed as an Exhibit hereto and incorporated herein by reference, in Part III, Item 2.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.001 par value per share, with the rights, privileges and preferences of the preferred stock to be set by the Board of Directors.  No shares of preferred stock have been designated as a class, and none are outstanding.

No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of our authorized securities.

No Provisions Limiting Change of Control

There is no provision in our Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

The last time our common stock was quoted was April 27, 1993.  Once this Registration Statement is effective and the SEC has indicated to us that they have completed their review process, we intend to submit for quotations of our common stock on the OTC Bulletin Board of the NASD.  No assurance can be given that any market for our common stock will develop or be maintained.  For any market that develops for our common stock, the sale of restricted securities pursuant to Rule 144 of the SEC by members of our management or any other persons to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market, along with sales made pursuant to Registration Agreement filed respecting shares that come within the interpretations of the Wulff Letter or otherwise.  See the caption “Recent Sales of Unregistered Securities,” Part II, Item 4.

Presently, a minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days from the effective date and the continued timely filing by us of all reports required to be filed by us with the SEC); limitations on the volume of restricted securities which can be sold in any 90 day period; the requirement of unsolicited broker’s transactions; and

the filing of a Notice of Sale on Form 144.  The shares of David C. Merrell and Michael C. Brown, our current directors and executive officers, are subject to a Registration Agreement which is filed hereto as Exhibit 99.1 to this Registration Statement.  In accordance with this Registration Agreement, these persons will not be able to sell their holdings pursuant to Rule 144 or Section 4(1) of the Securities Act in “routine trading transactions,” because their public sales, if any, must be made pursuant to an effective registration statement filed with the SEC.  Any person who acquires any of these securities in a private transaction will be subject to the same resale requirements.  The proposed amendments announced by the SEC to Rule 144 on December 6, 2007, would prohibit the use of Rule 144 in the resale of all such securities until at least one year after we are no longer considered to be a shell company and have filed an 8-K Current Report that contains all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements.

Holders

The number of record holders of our common stock as of the date of this Registration Statement is approximately 405.

Dividends

We have not declared any cash dividends with respect to our common stock, and do not intend to declare dividends in the foreseeable future.  The future dividend policy of our Company cannot be ascertained with any certainty, and if and until we determine to engage in any business or we complete any acquisition, reorganization or merger, no such policy will be formulated.  There are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our securities.

However, we did declare a stock dividend of 100 for 1 in November, 2007, as part of our Recapitalization.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders
Equity compensation plans not approved by security holders
Total	None	None	None

Item 2.  Legal Proceedings.

We are not a party to any pending legal proceeding and, to the knowledge of our management; no federal, state or local governmental agency is presently contemplating any proceeding against us.  No director, executive officer or affiliate of ours or owner of record or beneficially of more than five percent of our common stock is a party adverse to our Company or has a material interest adverse to us in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants during the past three years.

Item 4.  Recent Sales of Unregistered Securities.

To whom	Date	Number of shares	Consideration*
George R. Brigliadoro	09/17/1997	16,700	Issued for services rendered
Anthony Aversa	09/17/1997	16,700	Issued for services rendered
Anthony Trobiano	09/17/1997	16,700	Issued for services rendered
Hy Manager	09/17/1997	16,700	Issued for services rendered
Michael C. Brown	09/17/1997	16,700	Issued for services rendered
Leonard W. Burningham	09/17/1997	18,400	Issued for services rendered
Corie Merrell	09/17/1997	16,700	Issued for services rendered
David C. Merrell	09/17/1997	183,400	Issued for services rendered

We issued all of these securities to persons who were “accredited investors” as that term is defined in  Rule 501 of Regulation D of the SEC; and each such person had prior access to all material information about us prior to the offer and sale of these securities. We believe that the offer and sale of these securities were exempt from the registration requirements of the Securities Act, pursuant to Sections 4(2) and 4(6) thereof, and Rule 506 of Regulation D of the SEC.  Sales to “accredited investors” are preempted from state regulation.

Restrictions on Sales of Certain “Restricted Securities”

Wulff Letter

Generally, restricted securities can be resold under Rule 144 once they have been held for at least one year (subparagraph (d) thereof), provided that the issuer of the securities satisfies the “current public information” requirements (subparagraph (c)) of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period (subparagraph (e)); the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions or does not make any payment to anyone in connection with the sales transactions except the broker dealer who executes the trade or trades in these securities (subparagraph (f)); the shares are sold in “broker’s transactions’” only (subparagraph (g)); the seller files a Notice on Form 144 with the SEC at or prior to the sales transactions (subparagraph (h)); and the seller has a bona fide intent to sell the securities within a reasonable time of the filing.  Once two years have lapsed, assuming the holder of the securities is not an affiliate of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144.  All of our restricted securities have been held for in excess of two years.  Recent proposed amendments to Rule 144 announced by the SEC on December 6, 2007, will reduce the holding period for restricted securities to six month, provided the issuer of securities satisfies the current public information requirements; and will allow unlimited sales, without satisfying the current public information requirement, after one year, for non-affiliates, among other changes.  These amendments also codify the SEC’s position expressed in the Wulff Letter discussed below.

In January, 2000, Richard K. Wulff, the Chief of the SEC’s Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. Many members of the securities community have come to refer to that letter as the Wulff Letter.  The full text of the Wulff Letter can be examined in the CCH Federal Securities Law Reporter, 1990-2000 Decisions, Paragraph No. 77,681, issued under the name “NASD Regulation, Inc.”

The Wulff Letter was written in response to a request for guidance from Mr. Worm.  In his request, Mr. Worm had referred to several situations in which non-affiliate stockholders of blank check or shell companies had sought to treat their shares as free trading or unrestricted securities.  As defined in the Wulff Letter, a blank check or shell company is “a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”

Citing the concerns of the United States Congress and the SEC over potential fraud and market manipulations involving blank check or shell companies, the Wulff Letter stated that promoters and affiliates of blank check or shell companies, as well as transferees of their securities, are “underwriters” with respect to such securities.  Accordingly, transactions in these companies’ securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 “safe harbor” resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the Section 4(1) exemption from registration for resales under the Securities Act, that exempts sales by persons other than “an issuer, underwriter or a dealer.”  As a result, it is the position of the SEC that these securities may be resold by these persons only pursuant to registration under the Securities Act.  According to the Wulff Letter, this restriction would continue to apply even after the blank check or shell company completes a merger or acquisition transaction with an operating entity.  We take no position as to whether the SEC has the authority to abate the exemption from registration under the Securities Act in Section 4(1), which is a statutory exemption for “routine trading transactions”; however, Messrs. Merrell and Brown have agreed not to publicly resell their securities (in any private sale, the purchaser would be required to acknowledge the following restrictions) without registration under the Securities Act; or the receipt of a “no action” letter from the SEC indicating that registration is not required and that there is an available exemption from registration under the Securities Act for the resale of these securities; or there is a declaratory judgment by a federal or state court indicating that registration is not required for resale of these securities and that there is an available exemption from registration under the Securities Act for the resale of these securities.  Messrs. Merrell and Brown have no current intention to seek any court order respecting the availability of an exemption under the Securities Act to resell their securities.  A copy of the Registration Agreement signed by Messrs. Merrell and Brown with us is filed as an Exhibit to this Registration Statement an incorporated herein by reference.  See Part III, Item 2.  That Registration Agreement also provides these persons with piggy-back registration rights.

These restrictions will also apply to transferees of Messrs. Merrell’s and Brown’s securities or any securities of persons who may be deemed to be our promoters or affiliates, too.  We believe that this pronouncement will be liberally construed by the SEC to promote the concerns set forth in the Wulff Letter.  An affiliate includes all directors and executive officers of an issuer, along with 10% stockholders, and includes persons controlling, controlled by or under common control of an issuer; a promoter is generally defined as anyone involved in the formation of an issuer, and that may include finder’s and others in similar capacities, who introduce acquisition candidates to us.

New SEC Limitations on Securities of Shell Companies

The proposed amendments announced by the SEC to Rule 144 on December 6, 2007, would prohibit the use of Rule 144 in the resale of all such securities until at least one year after we are no longer considered to be a shell company and have filed an 8-K Current Report that contains all information about an acquired company that would have been required to have been filed had any such company filed a Form 10 or 10-SB Registration Statement with the SEC, along with required audited, interim and proforma financial statements.  The proposed amendment further indicates that Rule 144 will not be available for the sale of restricted or unrestricted securities of shell companies.  These proposals may allow Messrs. Merrell and Brown to resell their respective shares following the expiration of one year, under the aforesaid circumstances, regardless of registration.  The new proposed regulations, that are anticipated to be effective following publication in the Federal Register and the passage of 60 days:

• Appear to limit resales of securities issued in reverse reorganizations, mergers or acquisitions, by providing a one year holding period from the filing of the Form 10 or Form 10-SB information required to be filed with the SEC within four days of the closing of any such transaction, thereby denying acquired companies’ shareholders the newly proposed six month holding period.

• May allow members of management to resell their respective securities following the expiration of one year from the filing of the Form 10 or Form 10-SB information required to be filed with the SEC once we are no longer required to be a shell company.

• Will prohibit resales by investors or others who purchase or are issued shares of our common stock for cash, services or otherwise until at least the expiration of one year from the filing of the Form 10 or Form 10-SB information required to be filed with the SEC once we are no longer considered to be a shell company.

• May limit the tradeability of otherwise free trading shares of our common stock that are presently outstanding and that are not owned by directors, executive officers, promoters or founders or affiliates.

Any of the foregoing to severely limit our ability to complete any reorganization, merger or acquisition transaction, and the acquisition candidates’ shareholders would be treated more fairly in an IPO, and would be able to avail themselves of the newly proposed six month holding period of Rule 144.

Item 5.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Amended and Restated Certification of Incorporation and Bylaws (see Article IX of our Certificate of Incorporation and Article VIII of our Bylaws) provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the Delaware General Corporation Law, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any shareholders’ or directors’ resolution or by contract. In addition, we may adopt director and executive officer indemnification agreements with each of our executive officers and directors which will provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that such indemnitee shall not be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of such claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by our shareholders shall be prospective only, and shall not adversely affect any limitation on the liability of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the Delaware General Corporation Law would permit indemnification.

PART F/S

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

FINANCIAL STATEMENTS

DECEMBER 31, 2006

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1

Balance Sheet	2

Statements of Operations	3

Statements of Stockholders’ Equity (Deficit)	4 - 5

Statements of Cash Flows	6

Notes to Financial Statements	7 - 10

Report of Independent Registered Public Accounting Firm

To the Board of Directors

E.R.C. Energy Recovery Corporation

(A Development Stage Company)

Salt Lake City, Utah

We have audited the accompanying balance sheet of E.R.C. Energy Recovery Corporation (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2006 and 2005, and for the period from inception of the development stage on October 24, 1979 through December 31, 2006. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.R.C. Energy Recovery Corporation (a development stage company) as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, and for the period from inception of the development stage on October 24, 1979 through December 31, 2006, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 4 to the financial statements, the Company has incurred losses since inception and has no on-going operations. This raises substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 4.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/HJ & Associates, LLC

HJ & Associates, LLC

Salt Lake City, Utah

August 9, 2007 (except footnote 2 and 8, which is as of December 5, 2007)

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

BALANCE SHEET

ASSETS

December 31, 2006
CURRENT ASSETS:
Cash	$-
Total Current Assets	-
$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$32,500
Advances from related party	3,536
Accrued interest - related party	2,717
Total Current Liabilities	38,753

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $.001 par value, 100,000,000 shares authorized, 368,200 shares issued and outstanding	368
Capital in excess of par value	256,525
Deficit accumulated during the development stage	(295,646)
Total Stockholders’ Equity (Deficit)	(38,753)
$-

The accompanying notes are an integral part of this financial statement.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		From Inception on October 24, 1979 through December 31,
	2006	2005	2006
REVENUE	$-	$-	$-

EXPENSES:
General and administrative	2,758	2,454	295,646
LOSS BEFORE INCOME TAXES	(2,758)	(2,454)	(295,646)

TAX EXPENSE	-	-	-

NET LOSS	$(2,758)	$(2,454)	$(295,646)

LOSS PER COMMON SHARE	$(.01)	$(0.01)

The accompanying notes are an integral part of these financial statements.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON OCTOBER 24, 1979

THROUGH DECEMBER 31, 2006

	Common Stock			Capital in Excess of Par	Deficit Accumulated During the Development
	Shares		Amount	Value	Stage
BALANCE, December 31, 1994	15,049		$15	$254,290	$(265,105)

Expenses paid by shareholder	-		-	79	-

Net loss for the year ended December 31, 1995	-		-	-	(79)
BALANCE, December 31, 1995	15,049		15	254,369	(265,184)

Expenses paid by shareholder	-		-	769	-

Net loss for the year ended December 31, 1996		-	-	-	(2,306)
BALANCE, December 31, 1996	15,049		15	255,138	(267,490)

Expenses paid by shareholder	-		-	291	-

Common stock issued for services For $0.40 per share	1,667		2	997	-

Common stock issued for services For $0.001 per share	300,000		300	150	-

Net loss for the year ended December 31, 1997	-		-	-	(4,148)
BALANCE, December 31, 1997	316,716		317	256,576	(271,638)

Net loss for the year ended December 31, 1998	-		-	-	(4,423)
BALANCE, December 31,1998	316,716		317	256,576	(276,061)

Net loss for the year ended December 31, 1999	-		-	-	(1,961)
BALANCE, December 31, 1999	316,716		317	256,576	(278,022)

Net loss for the year ended December 31, 2000	-		-	-	(2,105)
BALANCE, December 31, 2000	316,716		317	256,576	(280,127)

Net loss for the year ended December 31, 2001	-		-	-	(2,569)
BALANCE, December 31, 2001	316,716		$317	$256,576	$(282,696)

 [Continued]

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON OCTOBER 24, 1979

THROUGH DECEMBER 31, 2006

[Continued]

	Common Stock			Capital in Excess of Par	Deficit Accumulated During the Development
	Shares		Amount	Value	Stage
BALANCE, December 31, 2001	316,716		$317	$256,576	$(282,696)

Net loss for the year ended December 31, 2002	-		-	-	(2,618)
BALANCE, December 31, 2002	316,716		317	256,576	(285,314)

Net loss for the year ended December 31, 2003		-	-	-	(2,666)
BALANCE, December 31, 2003	316,716		317	256,576	(287,980)

Net loss for the year ended December 31, 2004	-		-	-	(2,454)
BALANCE, December 31, 2004	316,716		317	256,576	(290,434)

Net loss for the year ended December 31, 2005	-		-	-	(2,454)
BALANCE, December 31, 2005	316,716		317	256,576	(292,888)

Rounding shares issued in connection with subsequent stock split and dividend	51,484		51	(51)	-

Net loss for the year ended December 31, 2006	-		-	-	(2,758)
BALANCE, December 31, 2006	368,200		$368	$256,525	$(295,646)

The accompanying notes are an integral part of this financial statement.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		From Inception on October 24, 1979 through December 31,
	2006	2005	2006
Cash Flows From Operating Activities:
Net loss	$(2,758)	$(2,454)	$(295,646)
Adjustments to reconcile net loss to net cash Used by operating activities:
Change in assets and liabilities:
Increase in accounts payable	2,404	2,100	35,136
Increase in accrued interest	354	354	2,717
Contributed capital for expenses	-	-	1,138
Stock issued for services	-	-	1,450
Net Cash Provided (Used) by Operating Activities	-	-	(255,205)

Cash Flows From Investing Activities:
Net Cash (Used) by Investing Activities	-	-	-

Cash Flows from Financing Activities:
Issuance of common stock for cash	-	-	255,205
Net Cash Provided by Financing Activities	-	-	255,205

Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period	-	-	-
Cash at End of Period	$-	$-	$-

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the period ended December 31, 2006:

None

For the period ended December 31, 2005:

None

The accompanying notes are an integral part of these financial statements.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E.R.C. Energy Recovery Corporation (“the Company”) was incorporated on October 24, 1979 in the State of Delaware for the purpose of providing accounting, personnel recruiting and general business consulting.  Currently, the Company has no on-going operations.

Development Stage - The Company discontinued its operations in 1989 and is considered to be a development stage Company as defined in Statement of Financial Accounting Standards No. 7.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”  This statement requires an asset and liability approach for accounting for income taxes.

Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128 “Earnings Per Share,” which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 6].

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated by management.

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”, SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67”, SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”, SFAS No. 123 (revised 2004), “Share-Based Payment”, SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”, SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, SFAS No. 156, “Accounting for the Servicing of Financial Assets”, SFAS No. 157, “Fair Value Measurements”, and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, were recently issued.  SFAS No. 151, 152, 153, 123 (revised 2004), 154, 155, 156, 157 and 158 have no current applicability to the Company or their effect on the financial statements would not have been significant.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - CAPITAL STOCK

Preferred Stock – The Company has authorized 10,000,000 shares of preferred stock with a par value of $.001.  There are no preferred shares issued and outstanding at December 31, 2006.

Common Stock – The Company has authorized 100,000,000 shares of common stock with a par value of $.001 par value. At December 31, 2006 and 2005, the Company had 368,200 shares of common stock issued and outstanding.

Stock Splits – On July 31, 1997, the Company affected a 400-for-1 reverse stock split. During November 2007 the Company affected a 150-for-1 reverse stock split followed by a simultaneous 100-for-1 stock dividend.  The company issued approximately 51,484 rounding shares as a result of these transactions.  The financial statements have been restated for all periods presented to reflect the stock splits and dividend.

NOTE 3 - INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consist of the following components as of December 31, 2006 and 2005:

	2006	2005
Deferred tax assets:
NOL Carryover	$9,842	8,904
Related Party Accruals	1,060	922
Valuation allowance	(10,902)	(9,826)
Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2006 and 2005 due to the following:

	2006	2005
Book Income	$(1,076)	$(957)
Valuation allowance	1,076	957
Net deferred tax asset	$-	$-

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES [Continued]

At December 31, 2006, the Company had net operating loss carryforwards of approximately $25,000 that may be offset against future taxable income from the year 2006 through 2026.  No tax benefit has been reported in the December 31, 2006 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations.  Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

NOTE 4 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and currently has no on-going operations.  Further, the Company has current liabilities in excess of current assets.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation – During the years ended December 31, 2006 and 2005, the Company did not pay any compensation to its officers and directors, as the services provided by them have only been nominal.

Office Space – The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

Advances from Related Party – A shareholder of the Company or entity related to the shareholder has paid expenses on behalf of the Company. For the years ended December 31, 2006 and 2005 these payments amounted to $-0- and $-0-.  The Company has accounted for any such payments as advances payable to the related party.  At December 31, 2006,  a balance of $3,536 is owing the related party.

Accrued Interest – The Company has imputed interest at 10% per annum on balances owing to related parties.  At December 31, 2006 the balance payable was $2,717.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

	For the Year Ended December 31,
	2006	2005
Loss available to common shareholders (numerator)	$(2,758)	$(2,454)
Weighted average number of common shares outstanding during the period used in loss per share
(denominator)	368,200	368,200

Dilutive loss per share was not presented; as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Contingencies -The Company has not been active for several years. Management believes that there are no unrecorded valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because of the likelihood that such an old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies.

Income taxes - The Company was inactive from 1997 through 2006 and has not timely filed its income tax returns.  The Company is in the process of preparing its tax returns and believes there are no taxes owing at December 31, 2006.

Securities and Exchange Act of 1934 Filings – Since December 1996 the Company has failed to comply with substantially all of the obligations imposed upon it by the Securities Exchange Act of 1934 and is delinquent in filing its annual reports on Form 10-KSB, and its quarterly reports on Form 10-QSB, and any required current reports on Form 8-K.  Management and legal counsel of the Company are currently in the process of bringing the company current in its reporting obligations.

NOTE 8 – SUBSEQUENT EVENTS

During November 2007 the Company affected a 150-for-1 reverse stock split followed by a simultaneous 100-for-1 stock dividend.  The company issued approximately 51,484 rounding shares as a result of these transactions.  The financial statements have been restated for all periods presented to reflect the stock splits and dividend.

[See Note 2].

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

CONTENTS

PAGE
Unaudited Balance Sheet	2

Unaudited Statements of Operations	3

Unaudited Statements of Stockholders’ Equity (Deficit)	4 - 5

Unaudited Statements of Cash Flows	6

Notes to Unaudited Financial Statements	7 - 10

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED BALANCE SHEET

ASSETS

September 30, 2007
CURRENT ASSETS:
Cash	$-
Total Current Assets	-
$-

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$37,275
Advances from related party	9,021
Accrued interest - related party	3,024
Total Current Liabilities	49,320

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued and outstanding
Common stock, $.001 par value, 100,000,000 shares authorized, 368,200 shares issued and outstanding	368
Capital in excess of par value	256,525
Deficit accumulated during the development stage	(306,213)
Total Stockholders’ Equity (Deficit)	(49,320)
$-

The accompanying notes are an integral part of this financial statement.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30,		From Inception on October 24, 1979 through September 30,
	2007	2006	2007
REVENUE	$-	$-	$-

EXPENSES:
General and administrative	10,567	2,670	306,213
LOSS BEFORE INCOME TAXES	(10,567)	(2,670)	(306,213)

TAX EXPENSE	-	-	-

NET LOSS	$(10,567)	$(2,670)	$(306,213)

LOSS PER COMMON SHARE	$(.03)	$(0.01)

The accompanying notes are an integral part of these financial statements.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON OCTOBER 24, 1979

THROUGH SEPTEMBER 30, 2007

	Common Stock			Capital in Excess of Par	Deficit Accumulated During the Development
	Shares		Amount	Value	Stage
BALANCE, December 31, 1994	15,049		$15	$254,290	$(265,105)

Expenses paid by shareholder	-		-	79	-

Net loss for the year ended December 31, 1995	-		-	-	(79)
BALANCE, December 31, 1995	15,049		15	254,369	(265,184)

Expenses paid by shareholder	-		-	769	-

Net loss for the year ended December 31, 1996		-	-	-	(2,306)
BALANCE, December 31, 1996	15,049		15	255,138	(267,490)

Expenses paid by shareholder	-		-	291	-

Common stock issued for services For $0.40 per share	1,667		2	997	-

Common stock issued for services For $0.001 per share	300,000		300	150	-

Net loss for the year ended December 31, 1997	-		-	-	(4,148)
BALANCE, December 31, 1997	316,716		317	256,576	(271,638)

Net loss for the year ended December 31, 1998	-		-	-	(4,423)
BALANCE, December 31,1998	316,716		317	256,576	(276,061)

Net loss for the year ended December 31, 1999	-		-	-	(1,961)
BALANCE, December 31, 1999	316,716		317	256,576	(278,022)

Net loss for the year ended December 31, 2000	-		-	-	(2,105)
BALANCE, December 31, 2000	316,716		317	256,576	(280,127)

Net loss for the year ended December 31, 2001	-		-	-	(2,569)
BALANCE, December 31, 2001	316,716		$317	$256,576	$(282,696)

 [Continued]

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FROM THE DATE OF INCEPTION ON OCTOBER 24, 1979

THROUGH SEPTEMBER 30, 2007

[Continued]

	Common Stock			Capital in Excess of Par	Deficit Accumulated During the Development
	Shares		Amount	Value	Stage
BALANCE, December 31, 2001	316,716		$317	$256,576	$(282,696)

Net loss for the year ended December 31, 2002	-		-	-	(2,618)
BALANCE, December 31, 2002	316,716		317	256,576	(285,314)

Net loss for the year ended December 31, 2003		-	-	-	(2,666)
BALANCE, December 31, 2003	316,716		317	256,576	(287,980)

Net loss for the year ended December 31, 2004	-		-	-	(2,454)
BALANCE, December 31, 2004	316,716		317	256,576	(290,434)

Net loss for the year ended December 31, 2005	-		-	-	(2,454)
BALANCE, December 31, 2005	316,716		317	256,576	(292,888)

Rounding shares issued in connection with subsequent stock split and dividend	51,484		51	(51)	-

Net loss for the year ended December 31, 2006	-		-	-	(2,758)
BALANCE, December 31, 2006	368,200		368	256,525	(295,646)

Net loss for the period ended September 30, 2007	-		-	-	(10,567)
BALANCE, September 30, 2007	368,200		$368	$256,525	$(306,213)

The accompanying notes are an integral part of this financial statement.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

UNAUDITED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,		From Inception on October 24, 1979 through September 30,
	2007	2006	2007
Cash Flows From Operating Activities:
Net loss	$(10,567)	$(2,670)	$(306,213)
Adjustments to reconcile net loss to net cash Used by operating activities:
Change in assets and liabilities:
Increase in accounts payable	10,260	2,405	45,396
Increase in accrued interest	307	265	3,024
Contributed capital for expenses	-	-	1,138
Stock issued for services	-	-	1,450
Net Cash Provided (Used) by Operating Activities	-	-	(255,205)

Cash Flows From Investing Activities:
Net Cash (Used) by Investing Activities	-	-	-

Cash Flows from Financing Activities:
Issuance of common stock for cash	-	-	255,205
Net Cash Provided by Financing Activities	-	-	255,205

Net Increase (Decrease) in Cash	-	-	-

Cash at Beginning of Period	-	-	-
Cash at End of Period	$-	$-	$-

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the period ended September 30, 2007:

None

For the period ended September 30, 2006:

None

The accompanying notes are an integral part of these financial statements.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E.R.C. Energy Recovery Corporation (“the Company”) was incorporated on October 24, 1979 in the State of Delaware for the purpose of providing accounting, personnel recruiting and general business consulting.  Currently, the Company has no on-going operations.  The Company is considered to be a development stage Company as defined in Statement of Financial Accounting Standards No. 7.

Condensed Financial Statements – The accompanying financial statements have been prepared by the Company without an audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2007 and 2006 and for the periods then ended have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2006 audited financial statements.  The results of operations for the nine months ended September 30, 2007 and 2006 are not necessarily indicative of the operating results for the full year.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.”  This statement requires an asset and liability approach for accounting for income taxes.

Loss Per Share - The Company computes loss per share in accordance with Statement of Financial Accounting Standards No. 128 “Earnings Per Share,” which requires the Company to present basic and dilutive loss per share when the effect is dilutive [See Note 5].

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated by management.

Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”, SFAS No. 156, “Accounting for the Servicing of Financial Assets”, SFAS No. 157, “Fair Value Measurements”, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, were recently issued.  SFAS No. 155, 156, 157, 158 and 159 have no current applicability to the Company or their effect on the financial statements would not have been significant.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 2 - CAPITAL STOCK

Preferred Stock – The Company has authorized 10,000,000 shares of preferred stock with a par value of $.001.  There are no preferred shares issued and outstanding at September 30, 2007.

Common Stock – The Company has authorized 100,000,000 shares of common stock with a par value of $.001. At September 30, 2007, the Company had 368,200 shares of common stock issued and outstanding.

Stock Splits – On July 31, 1997, the Company affected a 400-for-1 reverse stock split. During November 2007 the Company affected a 150-for-1 reverse stock split followed by a simultaneous 100-for-1 stock dividend.  The company issued approximately 51,484 rounding shares as a result of these transactions.  The financial statements have been restated for all periods presented to reflect the stock splits and dividend.

NOTE 3 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has incurred losses since inception and currently has no on-going operations.  Further, the Company has current liabilities in excess of current assets.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 4 - RELATED PARTY TRANSACTIONS

Management Compensation – During the periods ended September 30, 2007 and 2006, the Company did not pay any compensation to its officers and directors, as the services provided by them have only been nominal.

Office Space – The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his office as a mailing address, as needed, at no expense to the Company.

Advances from Related Party – A shareholder of the Company or entity related to the shareholder has paid expenses on behalf of the Company. For the periods ended September 30, 2007 and 2006 these payments amounted to $5,360 and $-0-.  The Company has accounted for any such payments as advances payable to the related party.  At September 30, 2007, a balance of $9,021 is owing the related party.

Accrued Interest – The Company has imputed interest at 10% per annum on balances owing to related parties.  At September 30, 2007 the balance payable was $3,024.

E.R.C. ENERGY RECOVERY CORPORATION

[A Development Stage Company]

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 5 - LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

	For the Nine Months Ended September 30,
	2007	2006
Loss available to common shareholders (numerator)	$(10,567)	$(2,670)
Weighted average number of common shares outstanding during the period used in loss per share
(denominator)	368,200	368,200

Dilutive loss per share was not presented; as the Company had no common equivalent shares for all periods presented that would affect the computation of diluted loss per share.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Contingencies -The Company has not been active for several years. Management believes that there are no unrecorded valid outstanding liabilities from prior operations. If a creditor were to come forward and claim a liability, the Company has committed to contest the claim to the fullest extent of the law. Due to various statutes of limitations and because of the likelihood that such an old liability would not still be valid, no amount has been accrued in these financial statements for any such contingencies.

Income taxes - The Company was inactive from 1997 through 2006 and has not timely filed its income tax returns.  The Company is in the process of preparing its tax returns and believes there are no taxes owing at December 31, 2006.

Securities and Exchange Act of 1934 Filings – Since December 1996 the Company has failed to comply with substantially all of the obligations imposed upon it by the Securities Exchange Act of 1934 and is delinquent in filing its annual reports on Form 10-KSB, and its quarterly reports on Form 10-QSB, and any required current reports on Form 8-K.  Management and legal counsel of the Company are currently in the process of bringing the company current in its reporting obligations.

NOTE 7 – SUBSEQUENT EVENTS

During November 2007 the Company affected a 150-for-1 reverse stock split followed by a simultaneous 100-for-1 stock dividend.  The company issued approximately 51,484 rounding shares as a result of these transactions.  The financial statements have been restated for all periods presented to reflect the stock splits and dividend.

[See Note 2].

PART III

Item 1.   Index to Exhibits.

The following Exhibits are filed as a part of this Registration Statement.

Item 2.   Description of Exhibits.

Exhibits

Exhibit No.	Title of Document	Location if other than attached hereto
3.1	Initial Certificate of Incorporation , as amended	Part I, Item 1
3.2	Amended and Restated Certificate of Incorporation	Part I, Item 1; and Part II, Item 5
3.3	Bylaws	Part I, Item 1; and Part II, Item 5
16.1	Accountant Consent
99.1	Registration Agreement	Part II, Item 4

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.R.C. Energy Recovery Corporation

Date:	December 12, 2007	By:	David C. Merrell
David C. Merrell, President, and Director